P.E. 1/31/02

02012408

RECEIVED FEB 12 2002 365

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of, **January** ,20 **02**

MDC CORPORATION INC. File #00-19382
(Translation of registrant's name into English)

45 Hazelton Avenue, Toronto, Ontario M5R 2E3
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ______ Form 40-F **X**

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No **X**

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-______

SIGNATURES

Pursuant to the requirement of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDC CORPORATION INC.
(Registrant)

Date: February 11, 2002

By: W Campbell
(Signature)
Walter Campbell
Senior Vice President Finance

PROCESSED
FEB 22 2002
THOMSON FINANCIAL P

Print the name and title of the signing officer under their signature

MDC
CORPORATION INC.

FOR IMMEDIATE RELEASE

MDC CORPORATION INC.
TSE Stock Symbol: MDZ.A
NASDAQ Stock Symbol: MDCA

DAVIS & HENDERSON
TSE Stock Symbol: DHF.UN

MDC CORPORATION INC.
DAVIS + HENDERSON INCOME FUND

Underwriting Syndicate Exercises Over-Allotment Option to Purchase 1,720,000 Units of Davis + Henderson Income Fund for Additional Gross Proceeds of $17.2 Million

TORONTO - January 8, 2002 – MDC Corporation Inc. of Toronto (TSE: MDZ.A; NASDAQ: MDCA) and Davis + Henderson Income Fund (TSE: DHF.UN) announced today that its underwriters have exercised their over-allotment option to purchase 1,720,000 units of the Fund, raising additional gross proceeds of $17.2 million. These proceeds will be used by the Fund to indirectly acquire from MDC an additional 4.54% interest in the Davis + Henderson business. Subsequent to the exercise of the over-allotment option, MDC will continue to own a 50.01% interest in the Davis + Henderson business.

The over-allotment option closing is expected to occur on or about January 10, 2002. This closing will result in total gross proceeds from the Fund's initial public offering of $189.55 million. The gross proceeds of the offering and the term loan portion of Davis + Henderson's credit facility (before commissions and expenses) will total $269.55 million and, on closing of the over-allotment option, will all have been paid (net of commissions and expenses) to MDC for the 49.99% interest in the Davis + Henderson business.

The offering has been underwritten by a syndicate led by CIBC World Markets Inc. and Scotia Capital Inc., which includes BMO Nesbitt Burns Inc., Merrill Lynch Canada Inc., RBC Dominion Securities Inc., TD Securities Inc. and Griffiths McBurney & Partners.

The Fund units have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Jamie Johnson, President and Chief Operating Officer of MDC, said "We are very pleased with the excellent response from the market toward the Fund's offering. The exercise of the over-allotment option and the proceeds received by MDC results in a further enhancement to the value creation for the shareholders of MDC."

About Davis + Henderson Income Fund

Davis + Henderson Income Fund is a limited purpose trust formed to indirectly hold a 49.99% interest in the Davis + Henderson business. Davis + Henderson and its predecessors have been serving Canadian financial institutions and their account holders since 1875. Through an integrated service offering, Davis + Henderson has become the market leading company in Canada assisting financial institutions with the operation of their cheque supply programs.

About MDC Corporation Inc.

MDC is a publicly traded international business services organization with operating units in Canada, the United States, United Kingdom and Australia. MDC provides outsourced business products & services to financial institutions in three primary areas: Personalized Transaction Products such as personal and business cheques; Electronic Transaction Products such as credit, debit, telephone & smart cards and Secure Ticketing Products, such as airline, transit and event tickets.

FOR MORE INFORMATION CONTACT:

JAMIE JOHNSON
President and Chief Operating Officer
MDC Corporation Inc.
Tel: (416) 960-9000

STEPHEN MARSHALL
Executive Vice-President, Corporate Development
MDC Corporation Inc.
Tel: (416) 960-9000

ROBERT CRONIN
President and Chief Operating Officer
Davis + Henderson, Limited Partnership
Tel: (416) 696-7700

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